========================================================================





                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549



                               FORM 11-K
                             ANNUAL REPORT


                       Pursuant to Section 15 (d)

                 of the Securities Exchange Act of 1934

                  for the year ended December 31, 1998

     AMERICAN HOME PRODUCTS CORPORATION SAVINGS PLAN - PUERTO RICO
                        (Full title of the Plan)


                   AMERICAN HOME PRODUCTS CORPORATION
      (Name of Issuer of the securities held pursuant to the Plan)


                           Five Giralda Farms
                       Madison, New Jersey 07940
                (Address of principal executive office)




========================================================================

                               SIGNATURE
                               ---------




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                AMERICAN HOME PRODUCTS CORPORATION
                                ----------------------------------
                                          (Registrant)



                                By:  /s/ Paul J. Jones
                                    -------------------------------

                                    Paul J. Jones
                                    Vice President and Comptroller


Date: June 23, 1999

                               SIGNATURE
                               ---------




Pursuant to the requirements of the Securities Exchange Act of 1934, the American Home Products Corporation Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                AMERICAN HOME PRODUCTS CORPORATION
                                SAVINGS PLAN - PUERTO RICO



                                By:  /s/ Thomas M. Nee
                                    ----------------------------
                                    Thomas M. Nee
                                    Chairman of the American Home
                                    Products Corporation Savings
                                    Plan Committee


Date:  June 23, 1999

                   AMERICAN HOME PRODUCTS CORPORATION

                       SAVINGS PLAN - PUERTO RICO

                          FINANCIAL STATEMENTS

                    AS OF DECEMBER 31, 1998 and 1997

         TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



















EMPLOYER IDENTIFICATION NUMBER - 13-2526821

PLAN NUMBER - 060

                   AMERICAN HOME PRODUCTS CORPORATION
                       SAVINGS PLAN - PUERTO RICO
                       DECEMBER 31, 1998 and 1997

                                 INDEX




                                                                    Page
                                                                    ----

Report of Independent Public Accountants

Statements of Net Assets Applicable to Participants'
Equity as of December 31, 1998 and 1997                             1 - 2

Statement of Changes in Net Assets Applicable
to Participants' Equity for the Year Ended
December 31, 1998                                                     3

Notes to Financial Statements                                       4 - 9

Supplemental Schedules:

I.     Item 27a - Schedule of Assets Held for
       Investment Purposes as of December 31, 1998                Schedule I

II.    Item 27d - Schedule of Reportable Transactions
       For the Year Ended December 31, 1998                       Schedule II


Consent of Independent Public Accountants

                REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                ----------------------------------------


 To the Participants and Savings Plan Committee of the American Home Products Corporation Savings Plan - Puerto Rico:

 We have audited the accompanying statements of net assets applicable to participants' equity of the American Home Products Corporation Savings Plan - Puerto Rico as of December 31, 1998 and 1997, and the related statement of changes in net assets applicable to participants' equity for the year ended December 31, 1998. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets applicable to participants' equity of the American Home Products Corporation Savings Plan - Puerto Rico as of December 31, 1998 and 1997, and the changes in its net assets applicable to participants' equity for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

 Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets applicable to participants' equity and statement of changes in net assets applicable to participants' equity is presented for purposes of additional analysis rather than to present the net assets applicable to participants' equity and changes in net assets applicable to participants' equity of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

 ARTHUR ANDERSEN LLP

 New York, New York
 June 23, 1999

               American Home Products Corporation Savings Plan - Puerto Rico
                Statement of Net Assets Applicable to Participants' Equity
                                  As of December 31, 1998

                                                                               Fidelity
                                         AHPC                                 International
                          Interest      Common        Fidelity     Fidelity    Growth &
                           Income        Stock        Magellan     Balanced     Income
                            Fund         Fund           Fund         Fund        Fund
                         ----------------------------------------------------------------
Cash and Cash
  Equivalents               $276,948      $278,367             $0          $0         $0

Investments at
  Market Value                     0    15,191,085      2,228,130   5,212,689    221,236

Group Annuity and
  Other Investment
  Contracts, at
  Contract Value           7,151,934             0              0           0          0

Loans to Plan
  Participants                     0             0              0           0          0

Receivable from
  Employer                   109,241       275,186         37,402      56,492      6,270
                         ----------------------------------------------------------------

Net Assets
  Applicable to
  Participants'
  Equity                  $7,538,123   $15,744,638     $2,265,532  $5,269,181   $227,506
                         ================================================================


                             Fidelity    Fidelity
                              Spartan   Low-Priced      MAS
                            U.S. Equity   Stock        Value        Loan         Total
                            Index Fund     Fund      Portfolio      Fund         Funds
                         ----------------------------------------------------------------

Cash and Cash
  Equivalents                        $0         $0          $0           $0       $555,315

Investments at
  Market Value                9,387,860    281,263     125,967            0     32,648,230

Group Annuity and
  Other Investment
  Contracts, at
  Contract Value                      0          0           0            0      7,151,934

Loans to Plan
  Participants                        0          0           0    4,201,952      4,201,952

Receivable from
  Employer                      109,120      4,967       5,058            0        603,736
                         ----------------------------------------------------------------

Net Assets
  Applicable to
  Participants'
  Equity                     $9,496,980   $286,230    $131,025   $4,201,952    $45,161,167
                         =================================================================

   The accompanying notes to financial statements are an integral part of this statement.


                 American Home Products Corporation Savings Plan - Puerto Rico
                  Statement of Net Assets Applicable to Participants' Equity
                                  As of December 31, 1997



                                                                                     Fidelity
                                            AHPC                                    International
                             Interest      Common        Fidelity       Fidelity       Growth &
                              Income        Stock        Magellan       Balanced        Income
                               Fund         Fund           Fund           Fund           Fund
                         -----------------------------------------------------------------------

Cash and Cash
  Equivalents                 $315,100     $230,678             $0             $0              $0

Investments at
  Market Value                       0    7,317,416      1,078,102      5,434,425         203,161

Group Annuity and
  Other Investment
  Contracts, at
  Contract Value            10,737,343            0              0              0               0

Loans to Plan
  Participants                       0            0              0              0               0

Receivable from
  Employer                     147,469       86,467         22,946         54,659           5,283
                            ---------------------------------------------------------------------

Net Assets
  Applicable to
  Participants'
  Equity                    $11,199,912  $7,634,561     $1,101,048     $5,489,084        $208,444
                         ========================================================================


                             Fidelity      Fidelity
                             Spartan      Low-Priced        MAS
                           U.S. Equity      Stock          Value           Loan           Total
                           Index Fund       Fund         Portfolio         Fund           Funds
                         ------------------------------------------------------------------------

Cash and Cash
  Equivalents                        $0           $0            $0             $0        $545,778

Investments at
  Market Value                7,985,752      132,420        74,442              0      22,225,718

Group Annuity and
  Other Investment
  Contracts, at
  Contract Value                      0            0             0              0      10,737,343

Loans to Plan
  Participants                        0            0             0      3,656,292       3,656,292

Receivable from
  Employer                       86,541        2,815         1,411              0         407,591
                         ------------------------------------------------------------------------

Net Assets
  Applicable to
  Participants'
  Equity                     $8,072,293     $135,235       $75,853     $3,656,292     $37,572,722
                         ========================================================================

     The accompanying notes to financial statements are an integral part of this statement.

                                                    - 2 -

                         American Home Products Corporation Savings Plan - Puerto Rico
                    Statement of Changes in Net Assets Applicable to Participants' Equity
                                   For the Year Ended December 31, 1998


                                                                                                Fidelity
                                                        AHPC         Fidelity      Fidelity   International
                                         Interest      Common        Magellan      Balanced     Growth &
                                       Income Fund   Stock Fund        Fund          Fund      Income Fund
                                    -----------------------------------------------------------------------

Additions:

Participant Contributions               $1,410,234    $1,653,951      $450,136      $779,079        $71,687

Employer Contributions                     474,340       639,874       119,021       192,016         33,798

Dividends on Investments                         0       200,513        97,516       521,097          7,227

Interest on Group Annuity and Other
Investment Contracts and Cash
Equivalents                                530,811        24,120             0             0              0

Net Appreciation (Depreciation) on
Investments                                      0     4,125,978       411,506       479,974         15,278

Loans Originated                         (589,020)   (1,026,450)     (108,218)     (348,702)       (15,862)
                                    -----------------------------------------------------------------------

        Total Additions                  1,826,365     5,617,986       969,961     1,623,464        112,128

Deductions:

Benefits Paid to Participants          (1,130,162)     (981,074)     (156,709)     (553,531)       (11,226)

Loan Repayments, Including Interest        517,114       639,399       124,619       240,385          8,219

Transfers out of Plan                  (2,832,457)     (121,834)     (214,947)     (705,650)       (44,600)
                                    -----------------------------------------------------------------------

        Total Deductions               (3,445,505)     (463,509)     (247,037)   (1,018,796)       (47,607)

Net (Deductions) Additions Prior
to Interfund Transfers                 (1,619,140)     5,154,477       722,924       604,668         64,521

Interfund Transfers                    (2,042,649)     2,955,600       441,560     (824,571)       (45,459)

Net (Deductions) Additions             (3,661,789)     8,110,077     1,164,484     (219,903)         19,062

Net Assets Applicable to
Participants'
Equity:

Beginning of year                       11,199,912     7,634,561     1,101,048     5,489,084        208,444
                                    -----------------------------------------------------------------------

End of year                             $7,538,123   $15,744,638    $2,265,532    $5,269,181       $227,506
                                    =======================================================================


                                       Fidelity
                                       Spartan        Fidelity
                                     U.S. Equity     Low-Priced     MAS Value
                                      Index Fund     Stock Fund     Portfolio      Loan Fund    Total Funds
                                    -----------------------------------------------------------------------

Additions:

Participant Contributions               $1,311,148       $61,960       $55,341            $0     $5,793,536

Employer Contributions                     417,429        14,803        11,670             0      1,902,951

Dividends on Investments                   202,094        23,415        19,844             0      1,071,706

Interest on Group Annuity and Other
Investment Contracts and Cash
Equivalents                                      0             0             0             0        554,931

Net Appreciation (Depreciation) on
Investments                              1,992,583      (27,371)      (21,696)             0      6,976,252

Loans Originated                         (698,261)      (24,074)      (15,001)     2,825,588              0
                                    -----------------------------------------------------------------------

        Total Additions                  3,224,993        48,733        50,158     2,825,588     16,299,376

Deductions:

Benefits Paid to Participants            (838,778)      (20,023)      (14,744)     (170,045)    (3,876,292)

Loan Repayments, Including Interest        450,263        22,545        18,471   (1,700,140)        320,875

Transfers out of Plan                    (770,752)      (32,196)      (23,335)     (409,743)    (5,155,514)
                                    -----------------------------------------------------------------------

        Total Deductions               (1,159,267)      (29,674)      (19,608)   (2,279,928)    (8,710,931)

Net (Deductions) Additions Prior to      2,065,726        19,059        30,550       545,660      7,588,445
Interfund Transfers

Interfund Transfers                      (641,039)       131,936        24,622             0              0

Net (Deductions) Additions               1,424,687       150,995        55,172       545,660      7,588,445

Net Assets Applicable to Participants'
Equity:

Beginning of year                        8,072,293       135,235        75,853     3,656,292     37,572,722
                                    -----------------------------------------------------------------------

End of year                             $9,496,980      $286,230      $131,025    $4,201,952    $45,161,167
                                    =======================================================================


           The accompanying notes to financial statements are an integral part of this statement.


                   AMERICAN HOME PRODUCTS CORPORATION
                       SAVINGS PLAN - PUERTO RICO
                     NOTES TO FINANCIAL STATEMENTS





NOTE 1 - PLAN DESCRIPTION
         ----------------

The following description of the American Home Products Corporation Savings Plan
- Puerto Rico (the "Plan") only provides general information. Participants should refer to the Plan Document for a more detailed and complete description of the Plan's provisions.

General
-------

The Plan, a defined contribution profit-sharing plan, was approved and adopted by the Board of Directors of American Home Products Corporation ("AHP" or the "Company") and became effective on January 1, 1993. Full or part-time employees of the Company and its participating subsidiaries who reside in Puerto Rico and are not a member of a recognized collective bargaining agreement unit are eligible to participate in the Plan after attaining age 21, as defined in the Plan Document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and the Puerto Rico Internal Revenue Code (the "PR Code").

In connection with the sale of the Sherwood-Davis & Geck medical devices business effective February 28, 1998, the assets attributable to participants from the medical devices business were transferred out of the Plan.

Contributions
-------------

Participants may elect to make contributions to the Plan in whole percentages up to a maximum of 16% of their covered compensation, as defined. Contributions can be made on a before-tax basis ("salary deferral contributions"), an after-tax basis ("after-tax contributions"), or a combination of both. AHP will contribute an amount equal to 50% of the first 6% of the participant's covered compensation to the Plan. Under the PR Code, salary deferral contributions that can be included for Plan purposes are subject to annual limitations.

Vesting and Separation From Service
-----------------------------------

Participants are fully vested at all times in their salary deferral and after-tax contributions. A participant is also fully vested in Company matching contributions if the participant has at least five years of continuous service, as defined. If participants have less than five years of continuous service, such participants become vested in their matching contributions according to the following schedule:

                                                            Vesting
               Years of Continuous Service                Percentage
               ---------------------------                ----------
                    1 year completed                           0%
                    2 years completed                         25%
                    3 years completed                         50%
                    4 years completed                         75%
                    5 years completed                        100%

Regardless of the number of years of continuous service, participants shall be fully vested in their matching contribution account upon reaching their 65th birthday or upon death, if earlier.

The non-vested portion of the matching contribution is forfeited and becomes available to satisfy future Company matching contributions, if employment is terminated prior to full vesting. As of December 31, 1998, the amount of forfeitures available to offset future Company contributions totaled $4,367.

Distributions
-------------

Participants are entitled to withdraw all or any portion of their after-tax contributions. Participants may make full or partial withdrawals of funds in any of their accounts upon attaining age 59 1/2 or for financial hardship, as defined in the Plan, before that age. Participants may qualify for hardship withdrawals if they have an immediate and heavy financial need, as determined by the AHP Savings Plan Committee - Puerto Rico (the "Committee"), and have no other funds that are readily available to meet that need. Participants are limited to one hardship and one non-hardship withdrawal each year.

Upon termination of employment, participants are entitled to a lump-sum distribution of their vested account balance. An election can be made to defer the distribution if the participant's account balance is greater than $5,000 and if the participant is less than 70 1/2 years of age.

Loans
-----

Employees who have a vested account balance of at least $2,000 may borrow from the vested portion of their account, subject to certain maximum amounts. Participants in the Plan may borrow up to 50% of their vested account balances. Each loan is secured by the borrower's vested interest in their account balance. Participants may have outstanding up to two general purpose loans and one loan to acquire or construct a principal residence. All loans must be repaid within 5 years except for those used to acquire or construct a principal residence, which must be repaid within 15 years. Defaults on participants' loans during the year are treated as a taxable distribution of the outstanding balance. The interest rate charged provides a return commensurate with a market rate, or such other rate as permitted by government regulations.

Amendments to the Plan
----------------------

Effective January 1, 1998, the Committee amended the Plan with regards to the provisions dealing with hardship withdrawals, restrictions on loan repayments, and to increase from $3,500 to $5,000 the threshold for the automatic cashout of terminated employees.

NOTE 2 - ACCOUNTING POLICIES
         -------------------

Investment Valuation
--------------------

AHP's common stock fund is recorded at the fair market value at December 31, 1998 and 1997. Shares in the Fidelity Funds and the MAS Value Portfolio are recorded at fair market value, which is based on their published net asset value at December 31, 1998 and 1997. The contracts comprising the Interest Income Fund are recorded at contract value based upon information supplied by Fidelity Management Trust Company which approximates market value.

Investment transactions are recorded on a trade date basis. Net realized gains and losses on investments are determined, for accounting purposes, on a moving weighted average basis as of the trade date and are included in net appreciation (depreciation) of investments in the Statement of Changes in Net Assets Applicable to Participants' Equity.

The net change in the difference between cost and current market value of investments held is reflected in net appreciation (depreciation) of investments in the Statement of Changes in Net Assets Applicable to Participants' Equity.

Administrative Costs
--------------------

All costs and expenses of administering the Plan are paid by AHP.

Receivable from Employer
------------------------

The receivable from employer at December 31, 1998 and 1997 represents employer and employee contributions and loan repayments withheld from employees but not remitted to the trustee until after the Plan's year-end.

Use of Estimates
----------------

The  financial  statements  have been  prepared  in  accordance  with  generally
accepted   accounting   priciples  and  necessarily  include  amounts  based  on
judgements and estimates made by management.

NOTE 3 - INVESTMENT ELECTIONS
         --------------------

Participants can elect to invest amounts credited to their account in any of eight investment funds and transfer amounts between funds at any time during the year. Investment elections must be made in multiples of 10%. Transfers between funds must be made in whole percentages and/or in an amount of at least $250.

The eight investment options are as follows:

    Interest Income Fund - consists primarily of contracts issued by life insurance companies which pay a specified rate of interest for a fixed period of time and repay principal at maturity. The fund and its contracts are not guaranteed by the Company or any other institution. However, the Committee has established guidelines that provide that contracts be placed with companies rated Aa3 or higher by Moody's and AA- or higher by Standard & Poor. The interest rate payable to Plan participants in this fund will be a rate which reflects a blend of the total investments made by the fund. The average blended interest rate attributable to these contracts approximated 6.59% for 1998.

    AHPC Common Stock Fund - consists primarily of AHP common stock. Purchases and sales of AHP common stock are made in the open market. Participants have full voting rights for equivalent shares purchased at their direction under the Plan.

    Fidelity Magellan Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks long-term capital appreciation by actively managing investments in the stocks of companies with above average growth potential.

    Fidelity Balanced Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company, which is invested in high yielding securities, including common stocks, preferred stocks and bonds, with at least 25% of the fund's assets in fixed income senior securities.

    Fidelity International Growth & Income Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks long-term growth and current income by investing in assets, of which at least 65% are in securities of issuers that have their principal business activities outside of the United States.

    Fidelity Spartan U.S. Equity Index Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide investment results that correspond to the total return performance of the companies that make up the Standard & Poor's 500 Index.

    Fidelity Low-Priced Stock Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that invests primarily in domestic and international small capitalization equities.

    MAS Value Portfolio - consists of shares in a mutual fund managed by Miller Anderson & Sherrerd which seeks long-term returns by investing in stocks of large and mid-sized companies.

NOTE 4 - MANAGEMENT OF THE PLAN
         ----------------------

The Plan is administered by the Committee, which was appointed by the Board of Directors of AHP. Banco Popular de Puerto Rico is the Plan's trustee. Fidelity Management Trust Company is the recordkeeper of the participant accounts, custodian of the Plan's assets, and is a party-in-interest to the Plan.

NOTE 5 - INCOME TAX STATUS
         -----------------

Puerto Rico
-----------

The Plan is designed to be a qualified profit-sharing plan under Section 165(a) of the Puerto Rico Income Tax Act of 1954 (the "Act") and the trust established under the Plan is intended to be tax-exempt under Section 165(a) of the Act. The Company has obtained from the Puerto Rico Treasury Department a favorable determination letter that covers all plan amendments through January 1, 1996. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan and the trust, meet the requirements of the Act. The principal income tax consequences of participation in the Plan, are discussed in the Summary Plan Description and the Plan Prospectus.

Federal Income Tax Status
-------------------------

The Plan does not constitute a qualified profit-sharing plan under the provisions of Section 401(a) of the Internal Revenue Code (the "Code") and the "cash and deferred arrangement" incorporated in the Plan is not intended to qualify under Section 401(k) of the Code. Pursuant to Section 1022(i)(1) of ERISA, however, the trust established thereunder is exempt from Federal income tax under Section 501(a) of the Code. An individual who is a bona fide resident of Puerto Rico during the entire taxable year will not be subject to any Federal income tax on income derived from sources within Puerto Rico. Additional Federal income tax consequences are set forth in the Summary Plan Description.

NOTE 6 - PLAN TERMINATION
         ----------------

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Company contribution accounts and are entitled to full distribution of such amounts.

NOTE 7 - INVESTMENTS
         -----------

The fair market value of individual investments that represent 5% or more of the Plan's total net assets are as follows:

                                                1998                1997
                                                ----                ----
AHPC Common Stock Fund, 269,764 and
191,284* shares, respectively               $15,191,085          $7,317,416

Fidelity Balanced Fund                       $5,212,689          $5,434,425

Fidelity Spartan U.S. Equity Index Fund      $9,387,860          $7,985,752

Monumental Life Insurance
      GIC 6.95% Due 12/15/00                 $2,278,789              -

John Hancock Mutual Life Insurance
      GIC 6.60% Due 12/15/99                     -               $3,324,765

Peoples Security Life Insurance
      GIC 6.83% Due 12/15/01                     -               $3,881,141

*Adjusted to reflect a two-for-one common stock split effective April 24, 1998.

                                                                                                                  Schedule I
                                   American Home Products Corporation Savings Plan - Puerto Rico
                                    Item 27a - Schedule of Assets Held for Investment Purposes
                                                   As of December 31, 1998
                                          Employer Identification Number - 13-2526821
                                                      Plan Number - 060

                                                                                             (d) Cost/
(a&b) Identity of Issuer                                  (c) Description of Investment    Contract Value   (e)Current Value
------------------------                                  -----------------------------    --------------   ----------------

Group Annuity and Investment Contracts:
---------------------------------------

AIG Life Insurance                                        GIC 5.38% Due 12/15/04                 $551,756           $551,756



Allstate Life Insurance                                   GIC 6.55% Due 12/16/02                1,520,872          1,520,872



John Hancock Mutual Life Insurance                        GIC 6.60% Due 12/15/99                1,245,582          1,245,582



Monumental Life Insurance                                 GIC 6.95% Due 12/15/00                2,278,789          2,278,789



Transamerica Life and Annuity                             GIC 6.08% Due 12/15/02                1,554,935          1,554,935

                                                                                               ----------        -----------


       Total Group Annuity and Other Investment Contracts                                      $7,151,934         $7,151,934

                                                                                               ==========        ===========

American Home Products
  Corporation Common Stock*                               269,764 shares                       $9,127,387        $15,191,085
  -------------------------                                                                    ==========        ===========

* Represents a party-in-interest to the Plan

                           The accompanying notes to financial statements are an integral part of this schedule.


                                                                                                                  Schedule I
                                                                                                                 (Continued)
                                  American Home Products Corporation Savings Plan - Puerto Rico
                                   Item 27a - Schedule of Assets Held for Investment Purposes
                                                    As of December 31, 1998
                                          Employer Identification Number - 13-2526821
                                                       Plan Number - 060

                                                                                             (d) Cost/
(a&b) Identity of Issuer                                  (c) Description of Investment    Contract Value   (e)Current Value
------------------------                                  -----------------------------    --------------   ----------------

Mutual Funds:
-------------
Fidelity Management Trust Company*                        Magellan Fund
                                                          18,441 shares                        $1,841,287         $2,228,130

                                                                                               ==========        ===========
Fidelity Management Trust Company*                        Balanced Fund
                                                          318,625 shares                       $4,633,489         $5,212,689
                                                                                               ==========        ===========

Fidelity Management Trust Company*                        International Growth & Income Fund
                                                          10,580 shares                          $219,363           $221,236
                                                                                               ==========        ===========

Fidelity Management Trust Company*                        Spartan U.S. Equity Index Fund
                                                          213,554, shares                      $6,180,353         $9,387,860
                                                                                               ==========        ===========

Fidelity Management Trust Company*                        Low-Priced Stock Fund
                                                          12,309 shares                          $310,914           $281,263
                                                                                               ==========        ===========

Miller Anderson & Sherrerd                                MAS Value Portfolio
                                                          8,729 shares                           $152,171           $125,967
                                                                                               ==========        ===========

Loans Receivable:
-----------------
Loans to Plan Participants                                Rates ranging from 6.5% to 11%
                                                          Due through 2011                     $4,201,952         $4,201,952
                                                                                               ==========        ===========

* Represents a party-in-interest to the Plan

                           The accompanying notes to financial statements are an integral part of this schedule.


                                                                                                                         Schedule II
                                    American Home Products Corporation Savings Plan - Puerto Rico
                                         Item 27d - Schedule of Reportable Transactions (A)
                                                For the Year Ended December 31, 1998
                                             Employer Identification Number - 13-2526821
                                                        Plan Number - 060

                                                                                                      (h) CURRENT
                                                                           (f) EXPENSES                 VALUE OF
                                                                             INCURRED                   ASSET ON
(a&b) IDENTITY OF PARTY  INVOLVED    (c) PURCHASE  (d) SELLING  (e) LEASE      WITH       (g) COST OF  TRANSACTION   (i) NET GAIN OR
   AND DESCRIPTION OF ASSET               PRICE        PRICE     RENTALS    TRANSACTION        ASSET       DATE            LOSS
------------------------------------------------------------------------------------------------------------------------------------

AMERICAN HOME PRODUCTS
CORPORATION
     COMMON STOCK
     227 PURCHASES                     $8,539,506           $0         $0            $0     $8,539,506   $8,539,506               $0
     172 SALES                                 $0   $4,854,272         $0            $0     $3,761,025   $4,854,272       $1,093,247

JOHN HANCOCK LIFE INSURANCE CO.
     2 MATURITIES                              $0   $2,200,000         $0            $0     $2,200,000   $2,200,000               $0

TRANSAMERICA OCCIDENTAL
     7 PURCHASES                       $2,150,000           $0         $0            $0     $2,150,000   $2,150,000               $0
     6 MATURITIES                              $0   $1,007,000         $0            $0     $1,007,000   $1,007,000               $0

FIDELITY MANAGEMENT
TRUST COMPANY
INSTITUTIONAL MONEY MARKET FUND
     108 PURCHASES                    $10,319,229           $0         $0            $0    $10,319,229  $10,319,229               $0
     188 SALES                                 $0  $10,385,807         $0            $0    $10,385,807  $10,385,807               $0

FIDELITY BALANCED FUND
     190 PURCHASES                     $2,458,666           $0         $0            $0     $2,458,666   $2,458,666               $0
     165 SALES                                 $0   $3,160,339         $0            $0     $2,975,029   $3,160,339         $185,310

FIDELITY MAGELLAN FUND
     184 PURCHASES                     $2,145,901           $0         $0            $0     $2,145,901   $2,145,901               $0
     131 SALES                                 $0   $1,407,380         $0            $0     $1,274,787   $1,407,380         $132,593

FIDELITY SPARTAN U.S. EQUITY INDEX
FUND
     222 PURCHASES                     $4,210,076           $0         $0            $0     $4,210,076   $4,210,076               $0
     170 SALES                                $0    $4,800,553         $0            $0     $4,327,904   $4,800,553         $472,649

(A) Reportable  transactions  are those purchases and sales of the same security which, individually or in the aggregrate exceed 5% of the total plan net assets as of the beginning of the year.

                    The accompanying notes to financial statements are an integral part of this schedule.


             CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
             -----------------------------------------




As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into the American Home Products Corporation previously filed Form S-3 Registration Statements No.'s 33-45324 and 33-57339 and Form S-8 Registration Statements No.'s 2-96127, 33-53733, 33-55449, 33-14458, 33-45970, 33-50149, 33-24068, 33-41434, 33-55456, 333-15509 and
333-76939.



                                             ARTHUR ANDERSEN LLP
New York, New York
June 23, 1999